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SEC FILE NUMBER
8-29579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wright Investors' Service Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Corporate Drive, Suite 770
(No. and Street)

Shelton	CT	06484
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Pollard	631-721-3541	dpollard@intersourcecg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Pollard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wright Investors' Service Distributors, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn to me this 18th Day of February 2026

[signature]

CADE LAROTONDA
Notary Public, State of New York
Reg. No. 01LA0010313
Qualified in Suffolk County
Commission Expires June 27, 2027

Signature: [signature]

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2025
(with supplementary information)

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Contents



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Wright Investors' Service Distributors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wright Investors' Service Distributors, Inc as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wright Investors' Service Distributors, Inc's management. Our responsibility is to express an opinion on Wright Investors' Service Distributors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wright Investors' Service Distributors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Schedule of Computation of Net Capital pursuant to the SEC Uniform Net Capital Rule 15c3-l and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Wright Investors' Service Distributors, Inc's financial statements. The supplemental information is the responsibility of Wright Investors' Service Distributors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
We have served as Wright Investors' Service Distributors, Inc's auditor since 2022.
February 4, 2026

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	20,554
Accounts receivable		26,175
Prepaid expenses		9,303
Total assets	$	56,032

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	$	-
Shareholder's equity:		
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares		1,000
Capital in excess of par		150,856
Retained earnings		1,153,447
Distributions, net		(1,249,271)
Total shareholder's equity		56,032
Total liabilities and shareholder's equity	$	56,032

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Operations
Year Ended December 31, 2025

Revenue:		
Mutual fund distribution fees from non-affiliated funds	$	157,606
Interest		24
		157,630
Expenses:		
Salaries and payroll taxes		71,100
Outside services		36,882
Professional fees		26,401
Occupancy		18,933
Dues and registrations		4,315
Communications and technology		2,242
Travel and entertainment		875
Total expenses		160,748
Net loss	$	(3,118)

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2025

	Common Stock		Capital In	Retained	Contributions,	Total Shareholder's
	Shares	Amount	Excess of Par	Earnings	net	Equity
Balance, January 1, 2025	1,000	$ 1,000	$ 150,856	$ 1,156,565	$ (1,265,060)	$ 43,361
Allocation of expenses from Parent	-	-	-	-	165,789	165,789
Payments to Parent	-	-	-	-	(150,000)	(150,000)
Net loss	-	-	-	(3,118)	-	(3,118)
Balance, December 31, 2025	1,000	$ 1,000	$ 150,856	$ 1,153,447	$ (1,249,271)	$ 56,032

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(3,118)
Adjustments to reconcile net income to net cash provided by operating activities:		
Allocation of expenses from Parent		165,789
Changes in operating assets and liabilities:		
Accounts receivable		(7,642)
Prepaid expenses		(5,161)
Net cash provided by operating activities		149,868
Cash flows from financing activities:		
Payments to Parent		(150,000)
Net cash used in financing activities		(150,000)
Net decrease in cash		(132)
Cash - beginning of year		20,686
Cash - end of year	$	20,554

Supplemental disclosures of cash flow information:

Income taxes	$	-
Interest expenses	$	-

Supplemental disclosures of non-cash transactions:

The Company had $165,789 in non-cash operating expenses allocated by the Parent company.

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2025

NOTE A – DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Khandwala Capital Management, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is registered as a broker-dealer in the state of Connecticut.

The Company acts solely as the distributor for mutual funds sponsored by other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   Revenue recognition:

The Company earns revenue by providing underwriting and distribution services to non-affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets.

12b-1 fee revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. 12b-1 fee revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non-affiliated funds.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), the Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

[2]   Revenue recognition (continued):

Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

[3]   Fair Value Measurements:

The recorded amounts of the Company's cash, accounts receivable and accounts payable approximate their fair values principally because of the short-term nature of these items.

[4]   Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At December 31, 2025, the Company's cash balance did not exceed the FDIC limit of $250,000. The Company does not believe it is exposed to any significant credit risk.

[5]   Accounts receivable:

The Company continuously monitors the creditworthiness of clients and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2025, no allowance was considered necessary.

[6]   Subsequent events:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTE C – RELATED PARTY TRANSACTIONS

The Company advances funds on an as-needed basis to TWC. These advances are non-interest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be repaid, and would ultimately be distributed as a dividend to TWC.

The Company has an expense-sharing agreement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2025, TWC allocated approximately $165,789 of expenses to the Company, which were offset against the balance due from TWC. The expenses were comprised of approximately $71,100 of Salaries, $18,933 of Occupancy costs, $69,199 of Professional fees and Outside services, $4,315 of Dues and registrations, and $2,242 of Communications and technology.

Wright Investors' Service, Inc. is an investment advisor that is also 100% owned by TWC. The Company acts as a distributor for mutual funds alongside the investment advisory services provided by Wright Investors' Service, Inc.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE D – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital and a minimum net capital requirement of $20,554 and $5,000, respectively, and an aggregate indebtedness to net capital ratio of 0 to 1.

NOTE E – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the mutual fund distributor business. The Company has identified the chief executive officer of Wright Investors' Service, Inc. (see NOTE C) as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see NOTE D), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total mutual distribution fee revenue from approximately six mutual fund companies in 2025.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTE E – LEASES

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

NOTE F – INCOME TAXES

The Company is included in the consolidated federal income tax return of The Winthrop Corporation and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC. However, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2025 the Company had no deferred tax assets or liabilities.

The Company's income tax expense for the year ended December 31, 2025 consisted of federal income taxes of $0 and state income taxes of $0.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2025. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of income.

NOTE G – COMMITMENTS, GUARANTEES, AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2025.

NOTE H – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTE H – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.
Schedule I
Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1
December 31, 2025

Total Shareholder's Equity	$	56,032
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		26,175
Prepaid expenses		9,303
Total deductions and/or charges		35,478
Net capital		20,554
Minimum net capital required pursuant to Uniform		
Net Capital Rule 15c3-1		5,000
Excess of net capital over minimum requirements	$	15,554
Total aggregate indebtedness	$	-
Required minimum net capital (greater of 6.67% of total aggregate		
indebtedness ($0) or $5,000)	$	5,000
Ratio of total aggregate indebtedness to net capital		0 to 1

There is no difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2025 most recently filed Form X-17A-5 Part IIA Filing.

See report of independent registered public accounting firm

Wright Investors' Service Distributors, Inc.

**Schedule II – Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to
Securities and Exchange Commission Rule 15c3-3**

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

See report of independent registered public accounting firm



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Wright Investors' Service Distributors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Wright Investors' Service Distributors, Inc. (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1). The Company met the identified exemption provision 17 C.F.R. §240.15c3-3(k)(1) throughout the year ended December 31, 2025, without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the provision set forth in paragraph (k)(1) of Rule 15c3-3 under Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 4, 2026

Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k)(1) throughout the year ended December 31, 2025 without exception.

Wright Investors' Service Distributors, Inc.

I, Donald Pollard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

Sworn to me this
18th Day of february 2026

CADE LAROTONDA
Notary Public, State of New York
Reg. No. 01LA0010313
Qualified in Suffolk County
Commission Expires June 27, 2027